UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of May 2024
Commission File Number: 001-37669
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Nomad Foods Limited
(Translation of registrant’s name in English)

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Forge, 43 Church Street West
Woking, GU21 6HT
+ (44) 208 918 3200
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐

Appointment of New Chief Financial Officer

On May 24, 2024, the Company determined to appoint Ruben Baldew as its Chief Financial Officer, effective as of June 17, 2024 (subject to, and conditioned upon, receipt of applicable work authorizations). Mr. Baldew, 47, joins the Company with over 20 years of global consumer products experience, most recently as CFO of Accell Group from November 2018 until October 2023. Prior to Accell Group, Mr. Baldew spent over 15 years at Unilever in various finance roles with broad, international experience in the Netherlands, Belgium, Switzerland and Thailand.

In connection with his appointment, on May 24, 2024, the Company, Nomad Foods Europe Limited and Mr. Baldew entered into a Service Agreement (the “Service Agreement”). Under the terms of the Service Agreement, Mr. Baldew will (i) receive an annual salary of £483,700 that will be reviewed, but not necessarily increased, in April of each year (with the first review to take place in 2025), (ii) be eligible for performance-related discretionary cash bonuses (up to 100% of salary with an opportunity to increase this to 200% depending on business performance), subject to the achievement of financial and other performance targets as the Company may decide; and (iii) be granted an award equal to $3,000,000 in ordinary shares to be issued in 2024 with a three year vesting period as a joining incentive under the LTIP, subject to terms and conditions set forth in a share grant award agreement, and (iv) an award equal to $1,500,000 in ordinary shares consisting of (a) $750,000 in ordinary shares to be issued in 2024 and (b) $750,000 in ordinary shares to be issued in 2025, in each case subject to a three year vesting period under the LTIP, subject to certain performance conditions and terms and conditions set forth in a share grant award agreement. Mr. Baldew will be eligible for an annual award under the LTIP beginning in 2026. The Service Agreement contains customary confidentiality provisions and non-competition and non-solicitation restrictive covenants for a period of 12 months after the termination of his employment, subject to an off-set for paid leave.

There is no arrangement or understanding between Mr. Baldew and any other person pursuant to which Mr. Baldew has been appointed as the CFO. There are no family relationships between Mr. Baldew and any of the Company’s directors and executive officers, and Mr. Baldew is not a party to any transaction, or any proposed transaction, required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Departure of Chief Financial Officer

On May 24, 2024, Nomad Foods Limited (the “Company”) and its Chief Financial Officer, Samy Zekhout, mutually decided that Mr. Zekhout will leave his position to explore new opportunities outside of the Company. He will continue to serve in his current role until July 31, 2024 to assist in the transition of his duties and will not be standing for re-election as a director of the Company at the Company’s next annual general meeting.

Mr. Zekhout and the Company entered into a Separation Agreement, dated May 24, 2024 (the “Separation Agreement”), pursuant to which Mr. Zekhout is entitled to (i) payment of salary and benefits up to the agreed separation date of July 31, 2024 including pro-rated bonus for 2024; (ii) a payment in lieu of notice of £280,071; (iii) a severance payment of £398,000; (iv) receive grants under the Company’s 2015 Amended and Restated Long Term Incentive Plan (“LTIP”) of 60,144 ordinary shares vesting in 2025 and 40,000 ordinary shares vesting in 2026, in each case, subject to the achievement by the Company of certain performance criteria; and (v) retain previously issued grants under the LTIP of 15,000, 10,000, and 10,000 ordinary shares vesting in 2025, 2026 and 2027, respectively. The Separation Agreement includes a customary release of claims.

The press release announcing Mr. Baldew’s appointment and Mr. Zekhout’s departure is furnished as Exhibit 99.1 to this Report on Form 6-K. This Report on Form 6-K (other than Exhibit 99.1) is hereby incorporated by reference into the registration statements on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044), and (iii) Form F-3ASR filed with the Commission on March 1, 2023, which was automatically effective upon filing with the Commission (File No. 333-270190).

Forward-Looking Statements

This Report on Form 6-K contains “forward-looking” statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding Mr. Baldew’s appointment. These statements are based on management's estimates and assumptions with respect to future events, and are believed to be reasonable, though are inherently difficult to predict. The Company cautions that these forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in these forward-looking statements. Undue reliance should, therefore, not be placed on such forward-looking statements. Any forward-looking statements contained in this Report apply only as at the date of this Report and are not intended to give any assurance as to future results. The Company will update this Report on Form 6-K as required by applicable law or regulations, but otherwise expressly disclaims any obligation or undertaking to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Stéfan Descheemaeker
Name:	Stéfan Descheemaeker
Title:	Chief Executive Officer
Dated: May 28, 2024

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release issued by Nomad Foods Limited on May 28, 2024.